Roanoke Technology Corp.
539 Becker Dr.
Roanoke Rapids, NC 27870
Phone: 252-537-9222
Fax:     252-537-3125
Email:  dsmith@top-10.com
Web:   Top -10.com



Charlotte B. Given herein after referred to as "CBG" and customer Roanoke Technology Corp. herein after referred to as "RNKE" hereby agree to the following terms and conditions related to this Agreement (hereinafter "agreement").

1. CBG, a Corporate Consultant,will contract with outside media firms to produce 30 Live CEO interviews during market hours for a maximum time frame of 3 months, a Corporate profile of RNKE will be featured on media websites , a hyperlink to RNKE's website from other websites,and streaming of RNKE's interviews will be provided.

2. RNKE hereby agrees to pay CBG 184,000 shares of registered stock. The stock will be registered by June 28, 2001. RNKE hereby agrees to DCT stock into the designated account for CBG. The shares of stock will be held for a minimum of 30 days after the media campaign.

     RNKE hereby agrees to compensate CBG $18,000 credit toward services of Roanoke Technology Corp. that are freely transferable at the sole discretion of Charlotte Given. RNKE hereby agrees to deliver a certificate of credit defining these services or immediate activity.

3. RNKE agrees that this is an unconditional and irrevocable obligation to pay the full amount of this order to CBG as set forth in section 2 above. Payment shall be made to designee via a stock transfer by DTC.

4. In the event of collection procedures, the Roanoke Technology Corp RNKE shall pay all collection and reasonable attorney's fees. This agreement is binding and governed by the laws of the state of Illinois.

5. CBG makes no warranties, implied or direct as to the response to any or all of the services outlined in section 1 above.

6. For purposes of negotiating and finalizing this agreement any signature arriving from RNKE transmitted via facsimile shall be considered for these purposes an original

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     signature and shall have the same binding legal effect as an original document and the use of a facsimile as a defense to this Agreement shall be forever waived to such defense.

7. CBG has the right to reject and not accept any customer as a client at its sole discretion.

8. Cancellation of a scheduled interview requires a 48-hour notice. Otherwise the missed interview will be charged against the total number of interviews for the contract.

9. RNKE may not arbitrarily stop interviews once the designated time for the interviews has been agreed upon and signed off by the RNKE representative.

10. It is the discretion of the media firm contracted with to broadcast an interview(s) of RNKE before payment isreceived. In the event RNKE does participate in any interviews, RNKE has 7 business days to comply with full payment as outlined in the section 2 of the contract to CBG. In the event of collection procedures, RNKE shall pay all collection and reasonable attorney's fees. This agreement is binding and governed by the laws of the state of Illinois.

11.  RNKE is bound by the contract for full payment of contract as outlined in section 2 even if the said company here referred to as RNKE chooses not to complete all of the interviews.

If you are in agreement with this marketing (defined as paid advertising) proposal for Roanoke Technology Corp, please sign the contract and fax to Corporate Network at 630-820-3959. The facsimile signature shall be accepted as the original under this agreement.

Agreed and Accepted:                        Agreed and Accepted:

Roanoke Technology Corp

By:  /s/ David Smith                        By:  /s/ Charlotte Given
------------------------------              ------------------------------

Its:  CEO

Date: 07/06/01                              Date: 07/06/01